Exhibit  23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-57991) on Form S-8 of Cameron International Corporation of our report dated June 25, 2015, with respect to the statements of net assets available for benefits of Individual Account Retirement Plan for Bargaining Unit Employees at the Cameron International Corporation Buffalo, New York Plant as of December 31, 2014 and 2013, the related statement of changes in net assets available for benefits for the year ended December 31, 2014, and the related supplemental schedule which report appears in the December 31, 2014 annual report on Form 11-K of Individual Account Retirement Plan for Bargaining Unit Employees at the Cameron International Corporation Buffalo, New York Plant.

/s/ Doeren Mayhew

Houston, Texas
June 25, 2015